FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of November, 2001

   Brazilian Distribution Company (Companhia Brasileira de Distribuicao - CBD)
                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F [X]     Form 40-F [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes [ ]   No [X]



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                   COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)
                       ANNOUNCES ACQUISITION OF ABC CHAIN



Sao Paulo, Brazil, November 12, 2001 - Companhia Brasileira de Distribuicao - CBD announces the acquisition of ABC Supermercados S/A, the 14th largest chain in Brazil based on revenues, according to ABRAS (Brazil's Supermarket Association). ABC Supermercados is comprised of 26 supermarket stores located in the state of Rio de Janeiro (sales area of 42,000 m2), with an estimated annual gross sales total of R$400 million. All stores will be converted into CBD's operational formats, and as a result the company will have 39 supermarkets and 8 hypermarkets in the state of Rio de Janeiro.

With this acquisition, CBD will be able to increase market share in one of the most important regions of Brazil; it also represents the beginning of Barateiro's operation in the state of Rio de Janeiro.



COMPANHIA BRASILEIRA DE DISTRIBUICAO     THOMSON FINANCIAL INVESTOR RELATIONS

Aymar Giglio Junior                      Doris Pompeu
Investor Relations Director              Phone: 55 (11) 3848 0887 ext.208
Fernando Tracanella                      E-mail: doris.pompeu@thomsonir.com.br
Investor Relations Manager
Phone: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677
Email: pa.relmerc@paodeacucar.com.br



                   Website: http://www.grupopaodeacucar.com.br



Statements included in this report regarding the Company's business outlook and anticipated financial and operating results. regarding the Company's growth potential. constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market. general economic performance of the home country. industry and international markets. therefore they are subject to change.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 COMPANHIA BRASILEIRA DE DISTRIBUICAO

Date: November 12, 2001            By:  /s/   Augusto Marques da Cruz Filho
                                      -----------------------------------------
                                      Name:  Augusto Marques da Cruz Filho
                                      Title:   Chief Financial Officer

                                 By:  /s/   Aymar Giglio Junior
                                      -----------------------------------------
                                      Name:  Aymar Giglio Junior
                                      Title:   Investors Relations Director